Smartag International, Inc.

October 11, 2013

VIA EDGAR

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3810

Re: Smartag International, Inc.

Current Report on Form 8-K

Filed September 23, 2013

File No. 0-53792

Dear Mr. Spirgel:

This letter is in response to the Securities and Exchange Commission’s comment letter dated September 27, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's letter.

  We note your disclosure under Item 5.06 that management has determined that the company is no longer a shell corporation as defined in Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently it appears that you have minimal or no operations, no revenues, and that all your assets consist of cash. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure on page 26 to remove the Item 5.06, Change in Shell Company Status disclosure.

Currently, we feel we are no longer a shell for the following reasons:

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We are considered a development stage company Were we not considered a development stage company, we would still not be considered a shell. The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a company in the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

  entering into agreements with customers, vendors, manufacturers, etc.;
  filing patent, trademark, and copyright applications with respect to the company’s intellectual property;
  executing license or sublicense agreements with respect to the company’s intellectual property;
  entering into product development agreements or similar agreements for the development of a product or service;
  hiring employees; and
  incurring material operating expenses such as research and development expenses;

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form 8-K. The Company is pursuing contracts with customers and manufacturers. It has licensed intellectual property from Smartag Solutions Bhd. Smartag Solutions Bhd. who spent over $2 million in development of the technology platform of which Smartag International has licensed this significant asset. It has hired personnel to pursue operations. For the quarter ending June 30, 2013, our expenses were $4,395. For the quarter ending September 30, 2013, our expenses were $99,427, an increase of $95,032. The reason for the substantial increase is that we commenced operations in July 2013. Additionally, we do have more than nominal operations and we consider or license to the technology as a significant asset.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of September 27, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Smartag International, Inc.

By: /s/ Lock Sen Yow

Lock Sen Yow

President

ACKNOWLEDGEMENT

Smartag International, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 11, 2013

Smartag International, Inc.

By: /s/ Lock Sen Yow

Lock Sen Yow, President